UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 20, 2023 (October 19, 2023)

Integral Acquisition Corporation 1

(Exact name of registrant as specified in its charter)

Delaware	001-41006	86-2148394
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

667 Madison Avenue New York, New York	10065
(Address of principal executive offices)	(Zip Code)

(212) 209-6132

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one Redeemable Warrant	INTEU	The Nasdaq Stock Market LLC
Class A common stock, $0.0001 par value	INTE	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	INTEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On October 20, 2023, Integral Acquisition Corporation I, a Delaware corporation (“Integral 1”), and Flybondi Limited, a limited company incorporated under the laws of England and Wales (“Flybondi”), issued a joint press release announcing the execution of the Business Combination Agreement, dated October 19, 2023, by and among Integral 1, FB Parent Limited, a limited company incorporated under the laws of England and Wales (“FB Parent”), Gaucho MS, Inc., a Delaware corporation and a direct, wholly owned subsidiary of FB Parent, and certain holders of Flybondi’s outstanding shares that have executed the Business Combination Agreement, which provides for a proposed business combination through a series of related transactions (collectively, the “Business Combination”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The foregoing (including the information presented in Exhibit 99.1 hereto) is being furnished pursuant to Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1 hereto that is provided solely in connection with Regulation FD.

Item 8.01 Other Events.

The disclosure set forth above in Item 7.01 of this Current Report on Form 8-K is incorporated by reference herein.

Important Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed Business Combination involving Integral 1 and Flybondi. In connection with the proposed business combination, Integral 1 and Flybondi will become subsidiaries of FB Parent, which will be the going-forward public company.

The proposed Business Combination will be submitted to Integral 1’s stockholders for their consideration and approval. FB Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a proxy statement/prospectus to be distributed to Integral 1’s stockholders in connection with Integral 1’s solicitation of proxies for the vote by Integral 1’s stockholders to approve the proposed Business Combination and other matters as described in the Registration Statement, and certain other related documents, as well as the prospectus relating to the offer of the securities to be issued by FB Parent in connection with the completion of the proposed Business Combination. INTEGRAL 1’s STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (ONCE AVAILABLE) IN CONNECTION WITH INTEGRAL 1’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE BUSINESS COMBINATION, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FLYBONDI, INTEGRAL 1, AND THE PROPOSED BUSINESS COMBINATION. After the Registration Statement has been filed and declared effective, the proxy statement/prospectus and other relevant documents will be mailed to shareholders of Integral 1 as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of the Registration Statement, any amendments or supplements thereto, the preliminary or definitive proxy statement, once available, and other documents containing important information about each of the companies filed by Integral 1 or FB Parent once such documents are filed with the SEC, without charge, at the SEC’s website at https://www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this current report is not incorporated by reference into, and is not a part of, this current report.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Integral 1, Flybondi, FB Parent, and their respective directors, executive officers, other members of management, and employees may be deemed participants in the solicitation of proxies from Integral 1’s stockholders and Flybondi’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Integral 1 is contained in Integral 1’s filings with the SEC, including Integral 1’s final prospectus relating to its initial public offering, which was filed with the SEC on November 4, 2021, and its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, are each available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the interests of such participants and any other persons who may, under SEC rules, be deemed to be participants in the solicitation of Integral 1’s stockholders in connection with the proposed Business Combination will be set forth in the Registration Statement for the proposed Business Combination when available. A list of the names of such participants and information regarding their direct or indirect interests in the proposed Business Combination will be contained in the Registration Statement for the proposed Business Combination when available. You may obtain free copies of these documents, when available, from the sources indicated above.

About Flybondi Limited

Flybondi is the largest low-cost carrier in Argentina and the second-largest airline overall, with more than 1,400 dedicated employees and a growing fleet of Boeing 737-800s. Headquartered in Buenos Aires, Flybondi currently serves 20 destinations across both Argentina and Brazil. Since its launch in 2018, Flybondi has brought the “freedom to fly” to its more than nine million passengers in the country and region. For more information, please visit https://www.flybondi.com.

About Integral Acquisition Corporation 1

Integral Acquisition Corporation 1 is a blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. For more information, please visit https://www.integralacquisition.com.

Forward-Looking Statements

Certain statements made in this current report are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this current report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “could,” “continue,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would,” “target,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are not statements of historical matters but are instead expressions that indicate future events or trends and that intended to identify forward-looking statements, although the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Actual results are difficult or impossible to predict. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Flybondi’s or Integral 1’s control, that could cause actual results or outcomes to differ materially from assumptions and from the results or outcomes predicted in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Flybondi and Integral 1 believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Flybondi nor Integral 1 can assure you that either will achieve or realize these plans, intentions, or expectations. Important factors, among others, that may affect actual results or outcomes include (i) the occurrence of any event, change, or other circumstances that could give rise to the inability to complete the proposed Business Combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive any other necessary approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of FB Parent to grow and manage growth profitably, maintain key relationships, and retain its management and key employees; (iii) the inability to obtain or maintain the listing of Integral 1’s shares on Nasdaq following the business combination; (iv) costs related to the proposed Business Combination; (v) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (vi) Integral 1 and Flybondi’s ability to manage growth and execute business plans and meet projections; (vii) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (viii) the outcome of any potential litigation involving Integral 1 or Flybondi; (ix) changes in applicable laws or regulations; (x) failure of Flybondi to comply with laws and regulations applicable to Flybondi’s business; (xi) Flybondi’s estimate of expenses and profitability; (xii) assumptions regarding redemptions by Integral 1’s stockholders and purchase price and other adjustments; (xiii) changes in the competitive environment affecting Flybondi; (xiv) the impact of pricing pressure and erosion on Flybondi; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the failure of Flybondi to respond to fluctuations in foreign currency exchange rates; (xvii) any downturn or volatility general economic and market conditions impacting demand for Flybondi’s services, and in particular economic and market conditions in the travel industry in the markets in which Flybondi operate; (xviii) Flybondi’s estimates of its financial performance; and (xix) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Integral 1’s other filings with the SEC. There may be additional risks that none of Flybondi, FB Parent, or Integral 1 presently knows or that Flybondi, FB Parent, or Integral 1 currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Flybondi’s, FB Parent’s, or Integral 1’s expectations, plans, or forecasts of future events and views of the date of this current report. Flybondi, FB Parent, and Integral 1 anticipate that subsequent events will cause Flybondi’s, FB Parent’s, and Integral 1’s assessments to change. Forward-looking statements speak only as of the date they are made, and none of Flybondi, FB Parent, or Integral 1 undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. None of Flybondi, FB Parent, or Integral 1 gives any assurance that any of Flybondi, FB Parent, or Integral 1 will achieve expectations.

No Offer or Solicitation

This current report does not constitute a solicitation of a vote or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This current report also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated October 20, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRAL ACQUISITION CORPORATION 1

By:	/s/ Enrique Klix
Name:	Enrique Klix
Title:	Chief Executive Officer

Date: October 20, 2023

Exhibit 99.1

Flybondi to Become Publicly Traded via Business

Combination with Integral Acquisition Corporation 1

October 20, 2023 08:00 AM Eastern Daylight Time

NEW YORK—(BUSINESS WIRE)—Flybondi Limited (“Flybondi”), Argentina’s first and largest low-cost airline, today announced its plans to list on the Nasdaq Stock Market (“Nasdaq”) and its entry into a definitive business combination agreement with Integral Acquisition Corporation 1 (“Integral 1”) (NASDAQ: INTE).

Shares of the airline are expected to be listed on Nasdaq under the symbol “FLYB”.

Peter Yu, Chairman of Flybondi, noted: “Flybondi’s success is the product of disciplined execution by our team of 1,400 talented professionals. Despite economic and pandemic-related challenges, I believe our team has built a true world-class carrier. The planned listing will provide us the opportunity to showcase this home-grown success on Nasdaq, which hosts many of the world’s fastest growing and most innovative companies.”

Mauricio Sana, Chief Executive Officer of Flybondi, added: “My team and I are dedicated to providing the best safety, the best service, and the best value to our millions of guests in Argentina and beyond. We are absolutely committed every day to offering our passengers La Libertad de Volar– the freedom to fly. This public listing will be an important next step in Flybondi’s exciting and dynamic growth.”

“We are delighted to introduce Flybondi to the public markets and bring this differentiated investment opportunity to our investors,” said Enrique Klix, Chief Executive Officer and Board Member of Integral 1. He added: “We were attracted by Flybondi’s potential for significant growth through a combination of organic development and increased operating leverage. We remain impressed by their competitive market position in a high-growth industry, and their operating stability driven by managerial talent and efficient systems and processes.”

Flybondi Highlights

•	The first low-cost airline in Argentina, Flybondi has served more than nine million passengers since its launch in 2018.

•	Currently, Flybondi holds a 20% market share in Argentina’s domestic air travel segment.

•	With operating bases in Ezeiza and Aeroparque airports in Buenos Aires, Flybondi currently serves 20 destinations across Argentina and Brazil.

•	With its growing fleet of Boeing 737-800s, Flybondi strives to deliver world-class operating metrics, supported by high load factors and low unit costs.

Transaction Overview

The planned transaction, structured as a share exchange and a subsidiary merger (the “Business Combination”), has been approved by the boards of directors of both Integral 1 and Flybondi, and is expected to close during the first half of 2024, subject to regulatory approvals, the approval by the stockholders of Integral 1 and the shareholders of Flybondi, and the satisfaction of certain other customary closing conditions, including the review by the U.S. Securities and Exchange Commission (“SEC”) of the proxy statement/prospectus relating to the proposed Business Combination and the listing approval by Nasdaq.

Upon the closing of the proposed Business Combination, the combined company will continue to operate under the Flybondi name, and Flybondi’s executive management team will continue to lead the combined company. All cash remaining on the combined company’s balance sheet at the closing of the Business Combination, after the settlement of transaction-related expenses, is expected to be utilized by the combined company for working capital, growth, and other general corporate purposes.

An affiliate of Flybondi recently formed FB Parent Limited, a limited company incorporated under the laws of England and Wales (“FB Parent”), which in turn formed (i) Gaucho MS, Inc., a Delaware corporation (“Merger Sub”), as its wholly-owned subsidiary. Pursuant to the transactions contemplated by the business combination agreement, (i) FB Parent shall acquire the outstanding shares of Flybondi from Flybondi’s shareholders party to the business combination agreement, in exchange for ordinary shares of FB Parent and (ii) Merger Sub will merge with and into Integral 1, with Integral 1 continuing as the surviving entity and as a wholly-owned subsidiary of FB Parent.

Advisors

Greenberg Traurig, LLP, Marval O’Farrell Mairal, and DWF Law LLP are serving as legal counsel to Flybondi.

Ellenoff Grossman & Schole LLP, Beccar Varela, and Travers Smith LLP are serving as legal counsel to Integral 1.

Important Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed Business Combination involving Integral 1 and Flybondi. In connection with the proposed business combination, Integral 1 and Flybondi will become subsidiaries of FB Parent, which will be the going-forward public company.

The proposed Business Combination will be submitted to Integral 1’s stockholders for their consideration and approval. FB Parent intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include a proxy statement/prospectus to be distributed to Integral 1’s stockholders in connection with Integral 1’s solicitation of proxies for the vote by Integral 1’s stockholders to approve the proposed Business Combination and other matters as described in the Registration Statement, and certain other related documents, as well as the prospectus relating to the offer of the securities to be issued by FB Parent in connection with the completion of the proposed Business Combination. INTEGRAL 1’s STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (ONCE AVAILABLE) IN CONNECTION WITH INTEGRAL 1’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE BUSINESS COMBINATION, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FLYBONDI, INTEGRAL 1, AND THE PROPOSED BUSINESS COMBINATION. After the Registration has been filed and declared effective, the proxy statement/prospectus and other relevant documents will be mailed to shareholders of Integral 1 as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of the Registration Statement, any amendments or supplements thereto, the preliminary or definitive proxy statement, once available, and other documents containing important information about each of the companies filed by Integral 1 or FB Parent once such documents are filed with the SEC, without charge, at the SEC’s website at https://www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Integral 1, Flybondi, FB Parent, and their respective directors, executive officers, other members of management, and employees may be deemed participants in the solicitation of proxies from Integral 1’s stockholders and Flybondi’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Integral 1 is contained in Integral 1’s filings with the SEC, including Integral 1’s final prospectus relating to its initial public offering, which was filed with the SEC on November 4, 2021, and its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, are each available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the interests of such participants and any other persons who may, under SEC rules, be deemed to be participants in the solicitation of Integral 1’s stockholders in connection with the proposed Business Combination will be set forth in the Registration Statement for the proposed Business Combination when available. A list of the names of such participants and information regarding their direct or indirect interests in the proposed Business Combination will be contained in the Registration Statement for the proposed Business Combination when available. You may obtain free copies of these documents, when available, from the sources indicated above.

About Flybondi Limited

Flybondi is Argentina’s largest low-cost carrier and its second-largest airline overall, with more than 1,400 dedicated employees and a growing fleet of Boeing 737-800s. Headquartered in Buenos Aires, Flybondi currently serves 20 destinations across both Argentina and Brazil. Since its launch in 2018, Flybondi has brought the “freedom to fly” to its more than nine million passengers in the country and region. For more information, please visit https://www.flybondi.com.

About Integral Acquisition Corporation 1

Integral Acquisition Corporation 1 is a blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. For more information, please visit https://www.integralacquisition.com.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “could,” “continue,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would,” “target,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are not statements of historical matters but are instead expressions that indicate future events or trends and that intended to identify forward-looking statements, although the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Actual results are difficult or impossible to predict. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Flybondi’s or Integral 1’s control, that could cause actual results or outcomes to differ materially from assumptions and from the results or outcomes predicted in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Flybondi and Integral 1 believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Flybondi nor Integral 1 can assure you that either will achieve or realize these plans, intentions, or expectations. Important factors, among others, that may affect actual results or outcomes include (i) the occurrence of any event, change, or other circumstances that could give rise to the inability to complete the proposed Business Combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive any other necessary approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of FB Parent to grow and manage growth profitably, maintain key relationships, and retain its management and key employees; (iii) the inability to obtain or maintain the listing of Integral 1’s shares on Nasdaq following the business combination; (iv) costs related to the proposed Business Combination; (v) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (vi) Integral 1 and Flybondi’s ability to manage growth and execute business plans and meet projections; (vii) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (viii) the outcome of any potential litigation involving Integral 1 or Flybondi; (ix) changes in applicable laws or regulations; (x) failure of Flybondi to comply with laws and regulations applicable to Flybondi’s business; (xi) Flybondi’s estimate of expenses and profitability; (xii) assumptions regarding redemptions by Integral 1’s stockholders and purchase price and other adjustments; (xiii) changes in the competitive environment affecting Flybondi; (xiv) the impact of pricing pressure and erosion on Flybondi; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the failure of Flybondi to respond to fluctuations in foreign currency exchange rates; (xvii) any downturn or volatility general economic and market conditions impacting demand for Flybondi’s services, and in particular economic and market conditions in the travel industry in the markets in which Flybondi operate; (xviii) Flybondi’s estimates of its financial performance; and (xix) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Integral 1’s other filings with the SEC. There may be additional risks that none of Flybondi, FB Parent, or Integral 1 presently knows or that Flybondi, FB Parent, or Integral 1 currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Flybondi’s, FB Parent’s, or Integral 1’s expectations, plans, or forecasts of future events and views of the date of this press release. Flybondi, FB Parent, and Integral 1 anticipate that subsequent events will cause Flybondi’s, FB Parent’s, and Integral 1’s assessments to change. Forward-looking statements speak only as of the date they are made, and none of Flybondi, FB Parent, or Integral 1 undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. None of Flybondi, FB Parent, or Integral 1 gives any assurance that any of Flybondi, FB Parent, or Integral 1 will achieve expectations.

No Offer or Solicitation

This press release does not constitute a solicitation of a vote or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Prosek Partners

Flybondi@prosek.com